Exhibit 99.1

Fiscal Q1 2011 WNS (Holdings) Limited
WNS Announces First Quarter Fiscal 2011 Earnings
Financial Highlights:
GAAP Measures
•	Q1 revenues of $150.0 million, up 12.7% from the corresponding quarter last year and down 4.8% sequentially
•	Q1 net loss[1] of $6.0 million, compared to net income[1] of $1.0 million in the corresponding quarter last year and net income of $1.0 million sequentially
•	Q1 diluted loss per ADS of $0.14, compared to diluted income per ADS of $0.02 in the corresponding quarter last year and diluted income per ADS of $0.03 sequentially
Non-GAAP Measures
•	Q1 revenue less repair payments of $89.3 million, down 8.8% from the corresponding quarter last year and down 7.7% sequentially
•	Q1 adjusted net income (ANI)[2] of $2.2 million, compared to $12.6 million in the corresponding quarter last year and $13.3 million sequentially
•	Q1 adjusted diluted net income per ADS of $0.05, compared to $0.29 in the corresponding quarter last year and $0.30 sequentially
Global headcount of 21,406 as of June 30, 2010
NEW YORK, NY and MUMBAI, INDIA, July 22, 2010 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced results for the fiscal first quarter 2011 ended June 30, 2010.
Fiscal First Quarter 2011 Financial Highlights
Revenue for the fiscal first quarter 2011 increased by 12.7 percent to $150.0 million, compared to $133.1 million in the corresponding quarter in the prior fiscal year, and decreased by 4.8 percent sequentially from $157.6 million in the fiscal fourth quarter of 2010. Revenue less repair payments* for the fiscal first quarter 2011 decreased 8.8 percent to $89.3 million, compared to $97.9 million in the corresponding quarter in the prior fiscal year, and decreased 7.7 percent sequentially from $96.7 million in the fiscal fourth quarter of 2010. Revenue less repair payments declined largely as a result of lower volumes within the insurance businesses stemming from technology and operating efficiencies by a key client, the change to the pricing structure of the contract with a key client in the travel vertical, as previously disclosed, and the decline in the value of the British Pound. These headwinds were partially offset by increased volumes from existing clients in the shipping and logistics industries, ramp ups from Finance and Accounting contracts and revenues from new clients.
Gross margin, as a percent of revenues declined to 17.8 percent in the fiscal first quarter 2011, compared to 27.9 percent in the corresponding quarter in the prior fiscal year and 21.6 percent in the fiscal fourth quarter of 2010. WNS’s gross margin excluding share based compensation expense*, as a percent of revenue less repair payments, declined to 30.1 percent in the fiscal first quarter 2011, compared to 38.8 percent in the corresponding quarter in the prior fiscal year and 36.2 percent in the fiscal fourth quarter of 2010. This decline was primarily due to the impact of wage inflation and the change in pricing of a key travel client, as mentioned above.

[1]	Net income (loss) attributable to WNS shareholders

[2]	Net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation and related fringe benefit taxes and gain/loss attributable to redeemable noncontrolling interest

*	This is a Non-GAAP measure. Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release

Fiscal Q1 2011 WNS (Holdings) Limited
Selling, General and Administrative (SG&A) expenses, as a percentage of revenues, were 13.1 percent in the fiscal first quarter 2011, compared to 15.6 percent in the corresponding quarter in the prior fiscal year and 14.5 percent in the fiscal fourth quarter of 2010. Selling, General and Administrative (SG&A) expenses excluding share based compensation expense and fringe benefit tax*, as a percentage of revenue less repair payments, were 21.5 percent in the fiscal first quarter 2011, compared to 18.6 percent in the corresponding quarter in the prior fiscal year and 20.0 percent in the fiscal fourth quarter of 2010.
Operating loss, as a percentage of revenues, was 0.5 percent in the fiscal first quarter 2011, compared to operating income of 6.1 percent in the corresponding quarter in the prior fiscal year and operating income of 2.1 percent in the fiscal fourth quarter of 2010. Adjusted operating income excluding amortization of intangible assets, share based compensation and related fringe benefit tax*, as a percentage of revenue less repair payments, was 8.6 percent in the fiscal first quarter 2011, compared to 20.3 percent in the corresponding quarter in the prior fiscal year and 16.2 percent in the fiscal fourth quarter of 2010. Operating margins during the fiscal first quarter were negatively impacted by lower volumes in the insurance business, the strengthening Rupee, wage inflation, and the change in pricing of a key travel client, as mentioned above.
Net loss attributable to WNS shareholders for the fiscal first quarter 2011 was $6.0 million or $0.14 diluted loss per ADS, compared to net income attributable to WNS shareholders of $1.0 million or $0.02 diluted income per ADS in the corresponding quarter in the prior fiscal year and net income attributable to WNS shareholders of $1.0 million or $0.03 diluted income per ADS in the fiscal fourth quarter of 2010. Similarly, Adjusted net income* for the fiscal first quarter 2011 was $2.2 million or $0.05 adjusted diluted income per ADS, compared to $12.6 million or $0.29 adjusted diluted income per ADS in the corresponding quarter in the prior fiscal year and adjusted net income of $13.3 million or $0.30 adjusted diluted income per ADS in the fiscal fourth quarter of 2010. Adjusted net income was negatively impacted by the issues listed above, as well as one-time costs associated with the refinancing of the term loan, as detailed below.
On July 6, 2010, WNS announced that it had taken advantage of favorable conditions in the debt markets and refinanced its term loan facility at lower interest rates than the previous term loan facility. The refinancing entailed making the third scheduled repayment of $20 million on the existing term loan and prepaying the remaining $115 million on the loan with cash on hand and proceeds from a new term loan facility for $94 million. At the same time, WNS also announced that it had established a $30 million line of credit in the U.K., which will be drawn down from time to time to partly fund WNS’s U.K. business. The interest rate of the new term loan and the credit line is approximately 100 basis points lower than the existing facility. The payment schedule of the new $94 million term loan will mirror the payment schedule of the previous term loan. The prepayment resulted in a one-time charge of approximately $5.4 million primarily on account of the reclassification of fair value of interest rate swaps from “Other Comprehensive Income” on our balance sheet to earnings as the swaps on the existing term loan have lost hedge effectiveness, the write-off of a portion of the remaining debt issuance costs associated with the existing term loan taken in 2008 and debt refinancing cost for the new term loan taken in July 2010.
Operational Highlights
“During the first quarter, we completed our strategic review of all facets of the business and are now finalizing the details of our plan. We have already started some of the new growth initiatives, including the reorganization of the sales force into hunting and client engagement teams, and finalizing some of our key strategic initiatives,” said Group Chief Executive Officer Keshav Murugesh.
“This is an exciting time for WNS. Our management team is re-energized and focused on building out our core verticals. We now also have a formalized cross-selling strategy in place to help us expand with our current client base. WNS is establishing a strong foundation on which we will build a leading global BPO company,” continued Murugesh.

*	This is a Non-GAAP measure. Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release

Fiscal Q1 2011 WNS (Holdings) Limited
Fiscal 2011 Guidance
WNS provided the following guidance on May 21, 2010 for the fiscal year ending March 31, 2011:
•	Revenue less repair payments is now expected to be between $353 million and $378 million. This assumes an average GBP to USD exchange rate of 1.45 for the 2011 fiscal year.
•	Adjusted net income is expected to range between $43 million and $46 million. This assumes an average USD to INR exchange rate of 46.5 for the 2011 fiscal year.
“Our top and bottom lines reflect a challenging currency environment, including a strengthening Rupee and weakening Pound, the move to baseline pricing with one of our larger clients, wage increases and one-time costs associated with refinancing our term loan. We also had bonus, severance and insurance premium payouts this quarter, which impacted our cash flow. Excluding the one-time costs of refinancing the term loan and the severance costs, we would have realized ANI of $8.1 million,” said Alok Misra, Group Chief Financial Officer. “We are seeing more positive trends recently as the British Pound has strengthened, volumes in both our travel and insurance clients are improving more than we previously expected and our interest expense is expected to come down significantly starting with the second fiscal quarter. We should see these tailwinds reflected in next quarter’s results.”
Conference Call
WNS will host a conference call on July 22, 2010 at 8:00 am (EDT) to discuss the company’s quarterly results.
To participate in the call, please use the following details: +1-800-320-2978; international dial-in +1-617-614-4923; participant passcode 67143887. A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 61813609, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.
About WNS
WNS (Holdings) Limited [NYSE: WNS] is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com.
About Non-GAAP Financial Measures
For financial statement reporting purposes, the company has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, which includes WNS Assistance and Chang Limited, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.
In order to provide accident-management services, the Company arranges for the repair through a network of repair centers. Repair costs are invoiced to customers. Amounts invoiced to customers for repair costs paid to the automobile repair centers are recognized as revenue. The Company uses revenue less repair payments for “fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. For “non fault repairs,” revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.
The Company believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with US GAAP.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy, industry growth potential, expansion opportunities, expectations concerning our future financial performance and growth potential, including our fiscal 2011 guidance and future profitability, our ability to generate free cash, relevant foreign currency exchange rates, and our future operations. We caution you that reliance on any forward-looking statement involves risks and

Fiscal Q1 2011 WNS (Holdings) Limited
uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; the implications of the accounting changes and restatement of our financial statements as detailed in our annual report on Form 20-F for the fiscal year ended March 31, 2010 filed with the U.S. Securities and Exchange Commission (SEC), and any adverse developments in existing legal proceedings or the initiation of new legal proceedings; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; increasing competition in the BPO industry; our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition), and our master services agreement with Aviva Global Services (Management Services) Private Limited; our ability to successfully consummate strategic acquisitions; and volatility of WNS’s ADS price. These and other factors are more fully discussed in our annual report on Form 20-F for the fiscal year ended March 31, 2010 filed with the SEC which is available at www.sec.gov. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.
References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British Pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India.
CONTACT:

Investors & U.S. Media:	India Media:

Alan Katz SVP — Investor Relations WNS (Holdings) Limited +1 212 599-6960 ext. 241 ir@wns.com	Smita Gaikwad VP — Corporate Communications WNS (Holdings) Limited +91 22 40952461 smita.gaikwad@wns.com

Fiscal Q1 2011 WNS (Holdings) Limited
Growth of revenue (GAAP) and revenue less repair payments (non-GAAP)

	Three months ended			Quarter ended June 30,
				2010 compared to
	June 30,	June 30,	Mar 31,	June 30,	Mar 31,
	2010	2009	2010	2009	2010
	(US dollars in millions)			(% growth)
Revenue (GAAP)	$150.0	$133.1	$157.6	12.7%	(4.8)%
Less: Payments to repair centers	60.7	35.2	60.8	72.3%	(0.3)%
Revenue less repair payments (Non-GAAP)	$89.3	$97.9	$96.7	(8.8)%	(7.7)%
Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	June 30,	June 30,	Mar 31,
	2010	2009	2010
	(US dollars in millions)
Cost of revenue (GAAP)	$123.3	$96.0	$123.5
Less: Payments to repair centers	60.7	35.2	60.8
Less: Share-based compensation expense	0.1	0.9	1.0
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$62.5	$59.9	$61.7
Reconciliation of gross margin (GAAP to non-GAAP)

	Three months ended
	June 30,	June 30,	Mar 31,
	2010	2009	2010
	(US dollars in millions)
Gross margin (GAAP)	$26.7	$37.1	$34.1
Add: Share-based compensation expense	0.1	0.9	1.0
Adjusted gross margin (excluding share-based compensation expense) (Non-GAAP)	$26.8	$38.0	$35.0

	Three months ended
	June 30,	June 30,	Mar 31,
	2010	2009	2010
Gross margin as a percentage of revenue (GAAP)	17.8%	27.9%	21.6%
Adjusted gross margin (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	30.1%	38.8%	36.2%

Fiscal Q1 2011 WNS (Holdings) Limited
Reconciliation of selling, general and administrative expense (GAAP to non-GAAP)

	Three months ended
	June 30,	June 30,	Mar 31,
	2010	2009	2010
	(US dollars in millions)
Selling, general and administrative expenses (GAAP)	$19.6	$20.8	$22.8
Less: Share-based compensation expense	0.4	2.4	3.4
Less: Related FBT[1]	—	0.2	—
Selling, general and administrative expenses (excluding share-based compensation expense and related FBT1) (Non-GAAP)	$19.2	$18.2	$19.3

	Three months ended
	June 30,	June 30,	Mar 31,
	2010	2009	2010
Selling, general and administrative expenses as a percentage of revenue (GAAP)	13.1%	15.6%	14.5%
Selling, general and administrative expenses (excluding share-based compensation expense and related FBT1) as a percentage of revenue less repair payments (Non-GAAP)	21.5%	18.6%	20.0%
Reconciliation of operating (loss) income (GAAP to non-GAAP)

	Three months ended
	June 30,	June 30,	Mar 31,
	2010	2009	2010
	(US dollars in millions)
Operating (loss) income (GAAP)	$(0.8)	$8.2	$3.2
Add: Amortization of intangible assets	8.0	8.2	8.1
Add: Share-based compensation expense	0.5	3.3	4.4
Add: Related FBT[1]	—	0.2	—
Adjusted operating income (excluding amortization of intangible assets, share-based compensation expense, and related FBT1) (Non-GAAP)	$7.7	$19.8	$15.7

1.	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) paid by WNS to the Government of India. In August 2009, the Government of India passed the Finance (No.2) Act, 2009 which withdrew the levy of FBT with effect from April 1, 2009.

Fiscal Q1 2011 WNS (Holdings) Limited

	Three months ended
	June 30,	June 30,	Mar 31,
	2010	2009	2010
Operating (loss) income as a percentage of revenue (GAAP)	(0.5)%	6.1%	2.1%
Adjusted operating income (excluding amortization of intangible assets, share-based compensation expense, and related FBT[1] ) as a percentage of revenue less repair payments (Non-GAAP)	8.6%	20.3%	16.2%
Reconciliation of net (loss) income attributable to WNS shareholders (GAAP to non-GAAP)

	Three months ended
	June 30,	June 30,	Mar 31,
	2010	2009	2010
	(US dollars in millions)
Net (loss) income attributable to WNS (Holdings) Limited shareholders (GAAP)	$(6.0)	$1.0	$1.0
Add: Amortization of intangible assets	8.0	8.2	8.1
Add: Share-based compensation expense	0.5	3.3	4.4
Add: Related FBT[1]	—	0.2	—
Less: Net loss attributable to redeemable noncontrolling interest	0.3	0.1	0.2
Adjusted net income (excluding amortization of intangible assets, share-based compensation expense, related FBT[1] and loss attributable to redeemable noncontrolling interest) (Non-GAAP)	$2.2	$12.6	$13.3

	Three months ended
	June 30,	June 30,	Mar 31,
	2010	2009	2010
Net (loss) income as a percentage of revenue (GAAP)	(4.0)%	0.8%	0.7%
Adjusted net income (excluding amortization of intangible assets, share-based compensation expense, related FBT[1] and loss attributable to redeemable noncontrolling interest) as a percentage of revenue less repair payments (Non-GAAP)	2.4%	12.8%	13.8%

1.	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) paid by WNS to the Government of India. In August 2009, the Government of India passed the Finance (No.2) Act, 2009 which withdrew the levy of FBT with effect from April 1, 2009.

Fiscal Q1 2011 WNS (Holdings) Limited
Reconciliation of basic (loss) income per ADS (GAAP to non-GAAP)

	Three months ended
	June 30,	June 30,	March 31,
	2010	2009	2010
Basic (loss) income per ADS (GAAP)	$(0.14)	$0.02	$0.03
Add: Adjustments for amortization of intangible assets, share-based compensation expense, related FBT[1], loss attributable to redeemable noncontrolling interest and impact from changes in carrying amount of redeemable noncontrolling interest.	0.19	0.27	0.28

Basic adjusted net income per ADS (excluding amortization of intangible assets, share-based compensation expense, related FBT[1] and loss attributable to redeemable noncontrolling interest) (Non-GAAP)	$0.05	$0.29	$0.31

Reconciliation of diluted (loss) income per ADS (GAAP to non-GAAP)

	Three months ended
	June 30,	June 30,	March 31,
	2010	2009	2010
Diluted (loss) income per ADS (GAAP)	$(0.14)	$0.02	$0.03
Add: Adjustments for amortization of intangible assets, share-based compensation expense, related FBT[1], loss attributable to redeemable noncontrolling interest and impact from changes in carrying amount of redeemable noncontrolling interest.	0.19	0.27	0.27

Diluted adjusted net income per ADS (excluding amortization of intangible assets, share-based compensation expense, related FBT[1] and loss attributable to redeemable noncontrolling interest) (Non-GAAP)	$0.05	$0.29	$0.30

1.	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) paid by WNS to the Government of India. In August 2009, the Government of India passed the Finance (No.2) Act, 2009 which withdrew the levy of FBT with effect from April 1, 2009.